82-812

Atlas Copco

Press Release from the Atlas Copco Group

October 21, 2005

05012022

RECEIVED
2005 OCT 25 P 12:18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Atlas Copco
Third quarter report 2005

Stronger than ever

- **Strengthened market positions and record performances by all business areas.**
- **Orders received up 25%, +15% in volume.**
- **Revenues reached MSEK 13 479 (11 325), up 10% in volume.**
- **Operating profit increased 31% and the margin reached 19.0% (17.3).**
- **Profit after financial items increased 33% to MSEK 2 470 (1 851).**
- **Net profit was MSEK 1 670 (1 345) and earnings per share SEK 2.65 (2.13).**
- **Operating cash flow totaled MSEK 1 671 (1 661).**

SUPPL

The consolidated accounts are prepared in accordance with International Financial Reporting Standards (IFRS). Financial information for 2004 is restated and excludes discontinued operations (the professional electric tools business), unless otherwise stated.

	Jul. – Sept.			Jan. – Sept.		
MSEK	2005	2004	%	2005	2004	%
Orders received	**14 257**	**11 418**	**+25**	40 085	32 897	+22
Revenues	**13 479**	**11 325**	**+19**	37 709	31 600	+19
Operating profit	**2 562**	**1 962**	**+31**	6 591	4 867	+35
– as a percentage of revenues	***19.0***	***17.3***		*17.5*	*15.4*	
Profit after financial items	**2 470**	**1 851**	**+33**	6 263	4 584	+37
– as a percentage of revenues	***18.3***	***16.3***		*16.6*	*14.5*	
Net profit from continuing operations	**1 670**	**1 281**	**+30**	4 298	3 202	+34
Net profit from discontinued operations	**-**	**64**		-	177	
Net profit	**1 670**	**1 345**	**+24**	4 298	3 379	+27
Earnings per share, SEK [2)]	**2.65**	**2.13** [1)]		6.81	5.35 [1)]	
Equity capital per share, SEK [2)]	**37**	**35**				
Return on capital employed, %	**26** [1)]					

[1)] Including discontinued operations.
[2)] Earnings per share and equity capital per share are adjusted for share split.

Near-term demand outlook

The demand for Atlas Copco's products and services is expected to remain at a high level.

Demand from manufacturing and process industries is expected to stay favorable. Activity in the construction industry is expected to continue to increase somewhat. Demand from the mining industry is expected to remain strong.

PROCESSED
OCT 25 2005
THOMSON FINANCIAL

10/25

Atlas Copco Group Center

Atlas Copco AB	Visitors address:	Telephone: +46 (0)8 743 8000	A Public Company (publ)
SE-105 23 Stockholm	Sickla Industriväg 3	Telefax: +46 (0)8 644 9045	Reg. No: 556014-2720

Atlas Copco Group

Summary of nine-months results

Orders received by the Atlas Copco Group in the first nine months of 2005 increased 22%, to MSEK 40 085 (32 897). Volume for comparable units increased 11%, price increases added 3% and structural changes 8%. Revenues increased 19%, to MSEK 37 709 (31 600), corresponding to 10% volume growth.

The Group's operating profit increased 35% to MSEK 6 591 (4 867), corresponding to a margin of 17.5% (15.4). The operating profit had a positive impact of approximately MSEK 50 from changes in exchange rates compared with the previous year. Profit after financial items amounted to MSEK 6 263 (4 584), up 37% and corresponding to a margin of 16.6% (14.5). Net profit totaled MSEK 4 298 (3 379), or SEK 6.81 (5.35) per share. Previous year's net profit includes discontinued operations and the profit per share is adjusted for the share split in May 2005.

Operating cash flow before acquisitions, divestments and dividends equaled MSEK 3 643 (3 297).

Review of third quarter

Market development

Demand for the Group's products and services in **North America** continued to grow further. Increased demand from the manufacturing and process industries was noted for most types of industrial equipment and aftermarket products. Demand for rental equipment and services increased further as the important non-residential construction segment continued to improve. Spending in the other construction segments of residential building and public infrastructure also showed good growth. This benefited the demand for construction equipment. The demand from the mining industry continued at the high level seen in recent periods.

In **South America**, the demand development remained positive in most of the countries and customer segments.

The demand in **Europe** was favorable but the growth continued to be lower than in the other regions. In Western Europe, the demand from the manufacturing and process industries for industrial equipment and related aftermarket products improved in most markets, but only modestly in major countries like Germany, France and Italy. Demand from the construction sector continued to improve in this part of the region. In Eastern Europe, the demand development was very good from most customer segments.

The **Africa/Middle East** region developed positively. Mining and construction equipment as well as industrial compressors and tools, were in good demand.

The demand in **Asia** improved further. Strong growth was experienced in all the big markets: Japan, India, South Korea and China. The development in **Australia** continued to be positive with healthy demand from most customer segments.

Orders and revenues

MSEK	July – September Orders Received	Revenues
2004 reported	12 860	12 760
Discontinued operations	-1 442	-1 435
2004	11 418	11 325
Structural change, %	+3	+2
Currency, %	+4	+4
Price, %	+3	+3
Volume, %	+15	+10
Total, %	+25	+19
2005	14 257	13 479

Geographic distribution of orders received

%, last 12 months	September 2005	September 2004
North America	37	37
South America	5	4
Europe	34	36
Africa/Middle East	7	6
Asia/Australia	17	17
	100	100

New customer centers

Atlas Copco has established fully-owned customer centers in Algeria and Mongolia to strengthen customer relationships and to provide better service to its customers on those markets

Earnings and profitability

Operating profit increased 31% to MSEK 2 562 (1 962) corresponding to an operating margin of 19.0% (17.3). All business areas improved and reached record levels for both profits and margins. Key drivers for the record performance were strong volume and price development, successful execution of the Group's marketing and sales strategies related both to equipment and aftermarket and a more favorable exchange rate environment. The last had a net positive effect of about MSEK 150 compared to previous year.

Net financial items were MSEK -92 (-111). The net interest cost, -116 (-100), increased as an effect of differences in fair market valuations of debt related derivative instruments and higher USD interest rates. Financial exchange differences were MSEK 23 (-4).

Profit after financial items improved 33%, to MSEK 2 470 (1 851), to a margin of 18.3% (16.3). Net profit totaled MSEK 1 670 (1 345) or SEK 2.65 (2.13) per share. Previous year's net profit includes discontinued operations and the profit per share is adjusted for the share split in May 2005. The expected one-time gain from the divestment of the professional electric tools business is not included. As stated in the second quarter report, the final closing balance of the business is in dispute and will be decided in arbitration as per the terms and conditions in the purchase agreement. The final result will be accounted for as net profit from discontinued operations.

The return on capital employed during the 12 months to September 30, 2005 was 26%, and the return on shareholders' equity was 24%. Previous year's 12 month figures are not meaningful comparisons as restatement to IFRS is only made from January 1, 2004. The Group currently uses a weighted average cost of capital (WACC) of 8% (pre-tax equivalent approximately 12%), as an investment and overall performance benchmark.

Cash flow and investments

Cash flow from operations before changes in working capital reached MSEK 2 796 (2 381), corresponding to 21% (21) of Group revenues. Working capital decreased by MSEK 362 (403). An increase in receivables and inventory, in line with the strong sales growth, was more than offset by an increase in supplier credits. Total cash flow from operations reached MSEK 3 158 (2 784).

Cash flow from net investments, excluding acquisitions and divestments of businesses, was MSEK -1 487 (-1 123). Operating cash flow equalled MSEK 1 671 (1 661).

Net indebtedness

The Group's net indebtedness, defined as the difference between interest-bearing liabilities and liquid assets, amounted to MSEK 7 614 (10 294), of which MSEK 2 079 (2 241) was attributable to employee benefits. The debt/equity ratio, defined as net indebtedness divided by shareholders' equity, was 33% (46).

Asbestos cases in the United States

As of September 30, 2005, Atlas Copco had 198 asbestos cases filed with a total of 18 807 individual claimants. It is important to note that none of these cases identifies a specific Atlas Copco product. In each case there are several defendants, on average 120 companies per case.

The Group dedicates substantial time and professional resources to monitor and follow each of these cases. Based on a continuous assessment of the actual exposure, the Group has not recorded any provisions related to these pending cases.

People

On September 30, 2005, the number of employees was 26 777 (27 843). For comparable units, the number of employees increased by 1 312 from September 30, 2004.

Distribution of shares

Share capital equaled MSEK 786 (1 048) at the end of the period, distributed as follows.

Class of share	Shares outstanding
A shares	419 697 048
B shares	209 109 504
Total A and B shares	628 806 552

Compressor Technique

The Compressor Technique business area consists of five divisions in the following product areas: industrial compressors, portable compressors and generators, gas and process compressors, as well as specialty rental.

MSEK	July - September 2005	2004	Change %	January–September 2005	2004	Change %
Orders received	**5 706**	**4 565**	**+25**	16 034	13 956	+15
Revenues	**5 247**	**4 525**	**+16**	14 877	13 190	+13
Operating profit	**1 047**	**884**	**+18**	2 822	2 439	+16
- as a percentage of revenues	***20.0***	***19.5***		*19.0*	*18.5*	
Return on capital employed, %	*67*					

- All-time high order intake, supported by strong customer demand.
- Strong sales development in all regions.
- Record profit level and highest operating margin ever at 20.0%.

Orders and revenues

MSEK	July – September Orders Received	Revenues
2004	4 565	4 525
Structural change, %	+1	+1
Currency, %	+4	+4
Price, %	+2	+2
Volume, %	+18	+9
Total, %	+25	+16
2005	5 706	5 247

Geographic distribution of orders received

%, last 12 months	September 2005	September 2004
North America	13	12
South America	5	5
Europe	50	50
Africa/Middle East	7	6
Asia/Australia	25	27
	100	100

The demand was very favorable in all regions and for most applications. Order volume grew 18%.

Order volume for stationary industrial compressors improved further in the quarter. The demand was very strong from many customer segments, e.g. the manufacturing, chemical, petrochemical, and mining industries. All major product categories, from small oil-injected screw compressors to large oil-free screw and turbo compressors, achieved healthy sales growth.

Geographically, the increase was very strong in the United States, Eastern Europe and Asia where China resumed growth after a few quarters of flat or negative development. Most other regions were also strong with double-digit growth rates. The aftermarket business for industrial compressors continued to grow steadily, although, in this quarter, at a lower rate than equipment sales.

Orders for gas and process compressors increased sharply. Particularly notable orders were received in South Korea, China and Germany for liquid natural gas and air separation applications.

Sales of portable compressors, primarily serving construction-related customers, increased dramatically. The very high level of demand was evenly spread over all geographical regions and product categories and only to a certain extent a result of large bulk orders. The corresponding aftermarket business also recorded healthy growth. The generator business was flat.

The specialty rental business, i.e. rental of portable air and power, continued to develop positively, benefiting from good organic growth as well as from recently acquired companies.

In September, an agreement was made to acquire Intermech Ltd. based in New Zealand. Intermech provides a range of compressed natural gas compressors and accessories, primarily used at filling stations for vehicles fuelled with natural gas. Intermech has sales of close to MSEK 100 and it has 45 employees.

Compressor Technique announced in the quarter that it will focus its generator business on portable generators. Consequently, an agreement was signed to sell assets related to its stationary generator business. The divestment is expected to be finalized at the end of November.

Operating profit increased 18% to MSEK 1 047 (884), corresponding to a record operating margin of 20.0% (19.5). The operating margin benefited from the increases in revenue volume and prices, which more than offset the negative effects of higher material costs. The margin had a slightly positive effect from the changes in exchange rates. Return on capital employed (last 12 months) was 67%.

Construction and Mining Technique

The Construction and Mining Technique business area consists of seven divisions in the following product areas: drilling rigs, rock drilling tools, exploration equipment, construction tools, and loading equipment.

MSEK	July - September 2005	2004	Change %	January–September 2005	2004	Change %
Orders received	**4 190**	**2 881**	**+45**	11 895	7 603	+56
Revenues	**3 817**	**2 827**	**+35**	10 800	7 210	+50
Operating profit	**559**	**314**	**+78**	1 391	752	+85
- as a percentage of revenues	***14.6***	***11.1***		*12.9*	*10.4*	
Return on capital employed, %	***25***					

- Continued strong demand in both mining and construction.
- 28% order volume growth.
- Record level of revenues and operating profit.

Orders and revenues

MSEK	July - September Orders Received	Revenues
2004	2 881	2 827
Structural change, %	+9	+8
Currency, %	+5	+5
Price, %	+3	+3
Volume, %	+28	+19
Total, %	+45	+35
2005	4 190	3 817

Geographic distribution of orders received

%, last 12 months	September 2005	September 2004
North America	28	19
South America	10	9
Europe	30	38
Africa/Middle East	12	13
Asia/Australia	20	21
	100	100

The demand from the mining industry continued to be strong. Investments in open pit and underground mines contributed to a very good order development for new equipment. Orders for rotary drilling rigs for open pit mining and related applications were very strong. Order volumes for underground drilling and loading equipment also increased, while sales of exploration equipment were flat. For comparable units and per region, the best sales development was noted in North America and Eastern Europe.

The aftermarket business, including consumables, was very strong, reflecting the high activity level in mines around the world.

The demand from the construction industry improved. Order intake for underground drilling rigs for infrastructure projects increased. Sales of crawler rigs for surface applications, such as quarries and infrastructure projects, continued to grow and the favorable trend for light construction equipment, primarily breakers and drills, continued. The best development was achieved in Asia and North America.

Three new rigs were introduced in the quarter; a scaling rig for underground mining and tunneling applications, an exploration drilling rig and a silenced crawler rig for surface applications. Product development activities for future new product launches and design improvements continued to be high.

In September, an agreement was signed to acquire assets of Consolidated Rock Machinery (Pty) Ltd (CRM) in South Africa. CRM is the country's leading distributor of surface drill rigs, portable compressors and other construction and demolition equipment. The acquired business has a turnover of MSEK 160 and 65 employees.

Operating profit increased to MSEK 559 (314), corresponding to a record margin of 14.6% (11.1). The operating profit benefited strongly from increased revenue volume and price increases, which more than offset higher raw material costs. Favorable changes in exchange rate affected the margin with about 1 percentage point.

Return on capital employed (last 12 months) was 25%.

Rental Service

The Rental Service business area consists of one division in the equipment rental industry in North America, providing services to construction and industrial markets.

MSEK	July - September 2005	July - September 2004	Change %	January–September 2005	January–September 2004	Change %
Revenues	**3 083**	**2 836**	**+9**	8 265	7 849	+5
Operating profit	**789**	**600**	**+32**	1 798	1 242	+45
- as a percentage of revenues	***25.6***	***21.2***		*21.8*	*15.8*	
Return on capital employed , %	***14***					

- 13% rise in rental revenue in USD, with continued strong pricing.
- All-time high operating profit margin.
- Return on operating capital 24%, thanks to record profit and higher fleet utilization.

Revenues

MSEK	July – September Total Revenues	July – September Rental Revenues
2004	2 836	2 173
Structural change, %	-4	0
Currency, %	+2	+2
Price, %	+6	+8
Volume, %	+5	+5
Total, %	+9	+15
2005	3 083	2 496

Geographic distribution of revenues

The Rental Service business area has all of its revenues in North America.

Spending in the most important segment for the business area – non-residential construction – grew by an estimated 6%, with good growth seen in the manufacturing, communication and commercial categories. Total construction activity in the United States grew at approximately the same rate, following a recent decrease in growth rates for the previously very strong residential construction market. Industrial activity, measured by capacity utilization, remained just under 80%.

Rental revenues, representing 81% of total revenues, increased 13% in USD, consisting of an increase in rental rates of 8% and an increase in volume of 5%. Same store rental revenue increased 15% and the total number of stores was 465 (475 at the end of September 2004). Sales of used equipment, representing 12% of total revenues, increased 13% in USD. Sales of merchandise, spare parts and new equipment, accounting for 7% of total revenues, decreased 40% in USD, mainly due to the divestment of the non-core IAT distributor business in November 2004. In total, revenues increased 9%, to MSEK 3 083 (2 836), affected also by a positive currency translation effect into SEK of 2%.

Operating profit increased 32% to MSEK 789 (600), corresponding to a margin of 25.6% (21.2), the highest ever for any quarter. The very strong profit development was again the combined result of improvements in many areas; a continued positive development of rental rates, increased rental volume and the effects of ongoing capital and cost-efficiency measures. Total operating costs were only slightly higher than previous year, in spite of the volume growth and a MUSD 2.5 reserve for costs related to hurricanes Katrina and Rita. Profit margin before non-cash items such as depreciation and amortization (EBITDA) improved to 43% (37).

Return on total capital employed (past 12 months) was 14%. Return on operating capital (excluding goodwill) improved further to 24% as a result of the profit increase and higher capital turnover.

Rental fleet utilization was 72% (70) and the last 12 month average increased to 69% (66). Net investments in the fleet increased, reflecting higher rental volume, increased sales of used equipment, and the already high fleet utilization level. At the end of the quarter, total rental fleet at original cost was 5% higher than previous year while fleet-on-rent increased 8%. The quality of the rental fleet improved further as the average fleet age was reduced to 2.7 years (3.4).

The operating cash flow continued to be positive, but at a lower level than previous year. Increased fleet investments offset the positive effect of higher operating profits.

Industrial Technique

The Industrial Technique business area consists of two divisions in the following product areas: industrial power tools, and assembly systems.

MSEK	July - September 2005	2004	Change %	January–September 2005	2004	Change %
Orders received	**1 480**	**1 260**	**+17**	4 464	3 841	+16
Revenues	**1 544**	**1 248**	**+24**	4 348	3 682	+18
Operating profit	**311**	**244**	**+27**	853	672	+27
- as a percentage of revenues	***20.1***	***19.6***		*19.6*	*18.3*	
Return on capital employed, %	*65*					

- Strong revenue volume growth.
- Record operating margin above 20%.
- Agreement to acquire Japanese air tool manufacturer.

Orders and revenues

MSEK	July - September Orders Received	Revenues
2004 reported	2 702	2 683
Discontinued operations	-1 442	-1 435
2004	1 260	1 248
Structural change, %	+8	+8
Currency, %	+4	+4
Price, %	+2	+2
Volume, %	+3	+10
Total, %	+17	+24
2005	1 480	1 544

Geographic distribution of orders received

%, last 12 months	September 2005	September 2004
North America	29	30
South America	3	2
Europe	52	55
Africa/Middle East	4	3
Asia/Australia	12	10
	100	100

The demand for industrial tools and their aftermarket products continued to be healthy from all major customer segments: the motor vehicle industry, the automotive aftermarket and the general industry.

Strong sales growth was recorded in Asia, most notably in Japan. North America continued to develop favorably, while order intake declined in South America. In Europe, growth was moderate overall with a strong development in Eastern Europe and relatively poor order intake in Central Europe and in the Nordic countries.

The aftermarket business developed very favorably and grew more rapidly than the equipment sales.

A number of new industrial tools and aftermarket products were introduced and the business area continued to invest in market organization, primarily in sales engineers and training activities.

In October, an agreement was signed to acquire Japanese tool manufacturer Fuji Air Tools Co. Ltd. Fuji Air Tools manufactures and distributes a wide range of standard and specialized air powered tools and accessories and has annual sales of MSEK 190 and 120 employees.

Operating profit increased to MSEK 311 (244), corresponding to a record margin of 20.1% (19.6). The margin improved, primarily as a result of strong revenue volume, a favorable sales mix and a small positive currency effect. These effects more than offset costs related to investments in the market organization.

Return on capital employed (last 12 months) was 65%.

The divestment of the professional electric tools business to Techtronic Industries Co. Ltd. was closed on January 3, 2005. The business area has an agreement with Techtronic Industries to continue as a distributor of professional electric tools in some markets. This represents approximately 2% of the business area's sales and is included in structural changes in the table above.

Discontinued operations

The orders received and revenues for the divested electric tools business in Q3 2004 were MSEK 1 442 and MSEK 1 435 respectively. Operating profit was MSEK 125.

Previous near-term demand outlook
(Published July 18, 2005)

The demand for Atlas Copco's products and services is expected to remain at a high level.

Demand from manufacturing and process industries is expected to stay favorable. Activity in the construction industry is expected to continue to increase somewhat. Demand from the mining industry is expected to remain strong.

Accounting principles
As of January 1, 2005, the consolidated accounts of the Atlas Copco Group are prepared in accordance with IFRS. The interim report is prepared in accordance with IAS 34 Interim Financial Reporting and the Swedish Financial Accounting Standards Council's recommendation RR 31 *Consolidated interim reporting*.

Atlas Copco has restated historical financial information as from January 1, 2004 in order to provide comparative information for the corresponding periods in the 2005 interim and annual reports. Financial information for periods prior to January 1, 2004 will not be restated.

The effect of the restatements of earnings and the balance sheet for each quarter and full year 2004 was presented in the appendix of the first quarter report 2005.

Stockholm, October 21, 2005

Atlas Copco AB
(publ)

Gunnar Brock
President and Chief Executive Officer

Auditors' Review Report
We have reviewed this interim report in accordance with the standards issued by the Swedish Institute of Authorized Public Accountants (FAR). A review is significantly less in scope than an examination in accordance with generally accepted auditing standards.

Nothing has come to our attention that causes us to believe that the interim report does not comply with the requirements of the Swedish Securities and Clearing Operations Act and the Swedish Annual Accounts Act.

Stockholm, October 21, 2005
KPMG Bohlins AB
Stefan Holmström
Authorised Public Accountant

Income statement

MSEK	3 months ended Sep. 30 2005	Sep. 30 2004	9 months ended Sep. 30 2005	Sep. 30 2004	12 months ended Sep. 30 2005	Dec. 31 2004
Revenues	13 479	11 325	37 709	31 600	49 301	43 192
Cost of goods sold	-8 517	-7 336	-24 460	-20 953	-32 017	-28 510
Gross profit	**4 962**	**3 989**	**13 249**	**10 647**	**17 284**	**14 682**
Marketing expenses	-1 403	-1 171	-3 960	-3 313	-5 132	-4 485
Administration expenses	-782	-626	-2 285	-1 882	-2 966	-2 563
Research and development costs	-236	-199	-698	-610	-937	-849
Other income and expense from operations	21	-31	285	25	126	-134
Operating profit	**2 562**	**1 962**	**6 591**	**4 867**	**8 375**	**6 651**
- as a percentage of revenues	*19.0*	*17.3*	*17.5*	*15.4*	*17.0*	*15.4*
Financial income and expenses	-92	-111	-328	-283	-314	-269
Profit after financial items	**2 470**	**1 851**	**6 263**	**4 584**	**8 061**	**6 382**
- as a percentage of revenues	*18.3*	*16.3*	*16.6*	*14.5*	*16.4*	*14.8*
Taxes	-800	-570	-1 965	-1 382	-2 535	-1 952
Net profit from continuing operations	**1 670**	**1 281**	**4 298**	**3 202**	**5 526**	**4 430**
Net profit from discontinued operations	-	64	-	177	64	241
Net profit	**1 670**	**1 345**	**4 298**	**3 379**	**5 590**	**4 671**
- attributable to equity holders of the parent	*1 664*	*1 340*	*4 283*	*3 367*	*5 573*	*4 657*
- attributable to minority interest	*6*	*5*	*15*	*12*	*17*	*14*
Earnings per share, SEK	**2.65**	**2.13**	**6.81**	**5.35**	**8.86**	**7.41**
- whereof discontinued operations	-	*0.10*	-	*0.28*	*0.10*	*0.38*
Average number of shares, millions	628.8	628.8	628.8	628.8	628.8	628.8

Key ratios, including discontinued operations	Sep. 30 2005	Sep. 30 2004	Dec. 31 2004
Equity capital per share, period end, SEK	37	35	36
Return on capital employed before tax, 12 month values, %	26		22
Return on equity after tax, 12 month values, %	24		22
Debt/equity ratio, period end, %	33	46	34
Rate of equity, period end, %	44	44	47
Number of employees, period end	26 777	27 843	25 015

Earnings per share and other per share figures have been adjusted for the share split 3:1. No adjustment has been made for the redemption of shares in accordance with the recommendation from The Swedish Society of Financial Analysts. To adjust historical figures also for the redemption of shares, use factor 0.939.

Summary of effects of the adoption of IFRS

	Jul – Sep 2004	Jan - Sep 2004	Jan - Dec 2004
Operating profit, Swedish GAAP	1 969	4 892	6 700
IFRS adjustments:			
Cost for share-based payments	3	-17	-17
Amortization intangible assets, incl. goodwill	112	328	432
Depreciation property, plant and equipment	-1	-4	-8
Decreased leasing costs, net after depreciation	8	20	26
Other standards	-4	-10	-21
Discontinued operations	-125	-342	-461
Operating profit, IFRS	**1 962**	**4 867**	**6 651**
Financial income and expenses, Swedish GAAP	-122	-316	-320
IFRS adjustments:			
Interest expense - leasing	-7	-20	-26
Interest income - other standards	3	8	18
Discontinued operations, fin. inc. and exp.	15	45	59
Profit after financial items, IFRS	**1 851**	**4 584**	**6 382**
Taxes, Swedish GAAP	-613	-1 502	-2 112
Minority interests, Swedish GAAP	-5	-12	-14
IFRS adjustments:			
Deferred tax	-3	0	-1
Discontinued operations, taxes	46	120	161
Minority interests	5	12	14
Net profit from continuing operations	**1 281**	**3 202**	**4 430**
Net profit from discontinued operations	64	177	241
Net profit, IFRS	**1 345**	**3 379**	**4 671**

Balance sheet

MSEK	Sep. 30, 2005	Dec. 31, 2004	Sep. 30, 2004
Property, plant and equipment			
Rental equipment	12 712	9 154	10 424
Other property, plant and equipment	4 266	3 742	3 789
Intangible assets	10 250	8 559	9 358
Financial assets	557	489	361
Deferred tax assets	1 135	1 336	1 226
Fixed assets	**28 920**	**23 280**	**25 158**
Inventories	7 137	5 647	5 896
Trade and other receivables	12 700	10 687	10 818
Short-term investments	325	327	356
Cash and cash equivalents	3 364	2 386	1 939
Assets classified as held for sale	-	5 841	6 150
Current assets	**23 526**	**24 888**	**25 159**
Total assets	**52 446**	**48 168**	**50 317**
Shareholders' equity	23 059	22 536	22 145
Minority interest	86	65	68
Total equity	**23 145**	**22 601**	**22 213**
Interest-bearing loans and borrowings	7 430	6 926	7 693
Employee benefits	2 079	2 155	2 241
Deferred tax liability	3 459	2 907	2 812
Other liabilities and provisions	640	274	291
Long-term liabilities	**13 608**	**12 262**	**13 037**
Interest-bearing loans and borrowings	1 794	702	1 846
Trade and other payables	13 336	9 657	9 910
Provisions	563	734	789
Liabilities classified as held for sale	-	2 212	2 522
Current liabilities	**15 693**	**13 305**	**15 067**
Total shareholders' equity and liabilities	**52 446**	**48 168**	**50 317**
Interest-bearing liabilities and provisions	*11 303*	*10 573*	*12 589*
Non-interest-bearing liabilities and provisions	*17 998*	*14 994*	*15 515*

Changes in equity

MSEK	Jan.–Sep. 2005	Jan.– Dec. 2004	Jan.–Sep. 2004
Opening balance, Swedish GAAP	22 601 [1]	21 015	21 015
Change in accounting principles	370	-694	-694
Opening balance, IFRS	22 971	20 321	20 321
Dividend to equity holders of the parent	-1 886	-1 572	-1 572
Share redemption	-4 192	-	-
Unclaimed shares from bonus issue 1989	-	2	2
Share-based payments, equity settled	3	4	3
Equity hedges	-24	23	-8
Cash flow hedges	-171	-	-
Translation differences, equity	2 140	-846	85
Dividend to minority	-4	-3	-3
Change of minority through acquisitions	-2	6	6
Translation differences, minority	12	-5	0
Net profit for the period	4 298	4 671	3 379
Closing balance	23 145	22 601	22 213
Equity attributable to			
equity holders of the parent	23 059	22 536	22 145
minority interest	86	65	68

[1] IFRS, December 31 2004

Cash flow statement, including discontinued operations

MSEK	July – September 2005	July – September 2004	January – September 2005	January – September 2004
Operations				
Operating profit	2 562	2 087	6 591	5 209
Depreciation and amortization*	875	838	2 391	2 313
Capital gain/loss and other non-cash items	-88	-180	-367	-472
Operating cash surplus	**3 349**	**2 745**	**8 615**	**7 050**
Net financial income/expense	-126	-119	-56	-321
Cash flow from other items	133	156	128	119
Taxes paid	-560	-401	-1 411	-1 135
Change in working capital	362	403	287	296
Cash flow from operations	**3 158**	**2 784**	**7 563**	**6 009**
Investments				
Investments in rental equipment	-1 890	-1 418	-4 863	-3 396
Investments in property and machinery	-164	-239	-520	-596
Sale of rental equipment	578	559	1 690	1 393
Sale of property and machinery	57	28	134	114
Investments in intangible fixed assets	-120	-71	-291	-199
Sale of intangible assets	-	1	-	2
Acquisition of subsidiaries	-150	-793	-442	-2 524
Disposal of subsidiaries	-	-	4 092	-
Other investments, net	52	17	-70	-30
Cash flow from investments	**-1 637**	**-1 916**	**-270**	**-5 236**
Financing				
Dividends paid	-2	-	-1 890	-1 575
Share redemption	-	-	-4 192	-
Unclaimed shares from bonus issue 1989	-	2	-	2
Change in interest-bearing liabilities	-1 434	-923	-957	-1 060
Cash flow from financing	**-1 436**	**-921**	**-7 039**	**-2 633**
Net cash flow	**85**	**-53**	**254**	**-1 860**
Cash and cash equivalents, beginning of period	3 174	2 061	2 618	3 845
Exchange-rate difference	105	-19	492	4
Cash and cash equivalents, end of period	**3 364**	**1 989**	**3 364**	**1 989**
* Depreciation and amortization				
Rental equipment	*598*	*521*	*1 597*	*1 454*
Property and machinery	*205*	*243*	*589*	*705*
Intangible assets	*72*	*74*	*205*	*154*

Cash flow from remaining and discontinued operations

MSEK	Jul – Sep 2005	Jul – Sep 2004 Remaining operations	Jul – Sep 2004 Discontinued operations	Jul – Sep 2004 Total
Cash flow from				
operations	3 158	2 509	275	2 784
investments	-1 637	-1 754	-162	-1 916
financing	-1 436	-846	-75	-921
Net cash flow	**85**	**-91**	**38**	**-53**
Cash and cash equivalents, beginning of period	3 174	2 048	13	2 061
Exchange-rate difference	105	-18	-1	-19
Cash and cash equivalents, end of period	**3 364**	**1 939**	**50**	**1 989**

Revenues by Business Area

MSEK (by quarter)	2004 1	2004 2	2004 3	2004 4	2005 1	2005 2	2005 3
Compressor Technique	4 116	4 549	4 525	4 597	4 423	5 207	5 247
Construction and Mining Technique	2 024	2 359	2 827	3 244	3 212	3 771	3 817
Rental Service	2 344	2 669	2 836	2 553	2 370	2 812	3 083
Industrial Technique	1 183	1 251	1 248	1 364	1 340	1 464	1 544
Eliminations	-72	-148	-111	-166	-177	-192	-212
Atlas Copco Group	9 595	10 680	11 325	11 592	11 168	13 062	13 479

Operating profit by Business Area

MSEK (by quarter)	2004 1	2004 2	2004 3	2004 4	2005 1	2005 2	2005 3
Compressor Technique	747	808	884	883	813	962	1 047
- as a percentage of revenues	*18.1*	*17.8*	*19.5*	*19.2*	*18.4*	*18.5*	*20.0*
Construction and Mining Technique	193	245	314	363	347	485	559
- as a percentage of revenues	*9.5*	*10.4*	*11.1*	*11.2*	*10.8*	*12.9*	*14.6*
Rental Service	228	414	600	490	388	621	789
- as a percentage of revenues	*9.7*	*15.5*	*21.2*	*19.2*	*16.4*	*22.1*	*25.6*
Industrial Technique	213	215	244	271	262	280	311
- as a percentage of revenues	*18.0*	*17.2*	*19.6*	*19.9*	*19.6*	*19.1*	*20.1*
Common Group Functions	-63	-93	-77	-216	-74	-26	-129
Eliminations	3	-5	-3	-7	1	-30	-15
Operating profit	1 321	1 584	1 962	1 784	1 737	2 292	2 562
- as a percentage of revenues	*13.8*	*14.8*	*17.3*	*15.4*	*15.6*	*17.5*	*19.0*
Financial income and expenses	-90	-82	-111	14	-72	-164	-92
Profit after financial items	1 231	1 502	1 851	1 798	1 665	2 128	2 470
- as a percentage of revenues	*12.8*	*14.1*	*16.3*	*15.5*	*14.9*	*16.3*	*18.3*

Acquisitions and divestments 2004-2005

Date	Acquisitions	Divestments	Business area	Sales* MSEK	Number of employees*
2005 Sept. 6	Intermech		Compressor Technique	100	45
2005 June 16	Contex		Compressor Technique		23
2005 June 1	Lutos		Compressor Technique	41	87
2005 March 21	BIAB Tryckluft		Compressor Technique	15	8
2005 March 3	GSE tech-motive		Industrial Technique	170	67
2005 Jan. 17	Lifton		Construction & Mining	55	141
2005 Jan. 10	Scanrotor		Industrial Technique	71	33
2005 Jan. 3		Professional electric tools	Industrial Technique	5 462	3 000
2004 Nov. 1		IAT	Rental Service	375	90
2004 Sept. 30	Kolfor Plant		Compressor Technique	49	36
2004 Sept. 20	Rotex		Construction & Mining	73	16
2004 Sept. 14	Baker Hughes Mining Tools		Construction & Mining	300	176
2004 Aug. 23	QQPMC (joint venture)		Industrial Technique	50	80
2004 June 30	Ingersoll-Rand Drilling Solutions		Construction & Mining	2 200	950
2004 June 22	Guimerá		Compressor Technique	147	132

* Annual revenues and number of employees at time of acquisition/divestment.

Due to the relatively small size of the acquisitions in Q1-Q3 2005, full disclosure as per IFRS 3 is not given in this interim report. The annual report for 2005 will, however, include all stipulated disclosures.

Financial targets

The overall objective for the Atlas Copco Group is to grow and to achieve a return on capital employed that will always exceed the Group's average cost of capital.

The current targets are:

- to have an annual revenue growth of 8%;
- to reach an operating margin of 15%; and
- to challenge and continuously improve the efficiency of operating capital in terms of fixed assets, stocks, receivables, and rental fleet utilization.

This will have the result that shareholder value is created and continuously increased.

Forward-looking statements

Some statements in this report are forward-looking, and the actual outcomes could be materially different. In addition to the factors explicitly discussed, other factors could have a material effect on the actual outcomes. Such factors include, but are not limited to, general business conditions, fluctuations in exchange rates and interest rates, political developments, the impact of competing products and their pricing, product development, commercialization and technological difficulties, interruptions in supply, and major customer credit losses.

Atlas Copco AB

Atlas Copco AB and its subsidiaries are sometimes referred to as the Atlas Copco Group, the Group or Atlas Copco. Atlas Copco AB is also sometimes referred to as Atlas Copco. Any mentioning of the Board of Directors or the Directors refers to the Board of Directors of Atlas Copco AB.

For further information

Atlas Copco AB
SE-105 23 Stockholm, Sweden
Phone: +46 8 743 8000, Fax: +46 8 644 9045
Internet: www.atlascopco.com
Corp. id. no: 556014-2720

Analysts
Mattias Olsson, Investor Relations Manager,
Phone: +46 8 743 8291 or +46 70 518 8291
ir@se.atlascopco.com

Media
Annika Berglund, Senior Vice President Group Communications, Phone: +46 8 743 8070 or +46 70 322 8070

Conference call

A conference call to comment on the results will be held at 2:00 PM CET / 8:00 AM EST, on October 21.

The dial-in number is +44 (0)20 7365 1854.

To help ensure that the conference call begins in a timely manner, please dial in 5-10 minutes prior to the scheduled start time.

The conference call will be broadcasted live via the Internet. Please see the Investor Relations section of our website for link, presentation material, and further details: www.atlascopco.com/ir

A recording of the conference call will be available for 2 days on +44 (0)20 7784 1024 with access code 1697448#.

Interim report at December 31, 2005

The fourth quarter report will be published on February 2, 2006.

82-812

Atlas Copco

Press Release from the Atlas Copco Group

For further information please contact:
Mattias Olsson, Investor Relations Manager
+46 (0)8 743 8291 or +46 (0)70 518 8291
Annika Berglund, Senior Vice President Communications
+46 (0)8 743 8070 or +46 (0)70 322 8070

Brock comments on Atlas Copco's Q3 results 2005

Stockholm, Sweden, October 21, 2005: Today Atlas Copco reported yet another quarter with record sales and record profits. *"Atlas Copco stands stronger than ever with four very solid business areas,"* emphasizes Gunnar Brock, President and CEO. *"Our market positions have been further strengthened and all product lines have been growing."*

Orders received were up 25%, to MSEK 14 257 (11 418) in the quarter, an increase of 15% in volume for comparable units. Revenues reached MSEK 13 479 (11 325), up 10% in volume. The operating profit increased 31% and the margin ended at a new all-time high, 19.0% (17.3). Profit after financial items was up 33% to MSEK 2 470 (1 851), a margin of 18.3% (16.3).

Atlas Copco has for some time been making substantial investments to increase its presence and penetration in the equipment sales and aftermarket areas. *"The market investments are now starting to pay off in terms of strengthened competitive positions and good volume growth."*

Through acquiring companies which are close to the core business, Atlas Copco is accelerating its inroad into new market segments and new applications. *"To enter rapidly into the growing market of compressed natural gas for vehicles, we have acquired compressor manufacturer Intermech Ltd. in New Zealand. The addition of Fuji Air Tools in Japan will be an important gateway into the Japanese and other Asian motor vehicle industries."*

The Rental Service business area had a record high utilization rate and has further improved efficiency. *"Rental Service will capitalize on its robust position and focus on developing the RSC Equipment Rental brand into the leading brand in the industry on the North American market."*

The demand for Atlas Copco's products and services is expected to remain at a high level; Demand from manufacturing and process industries is expected to stay favorable. Activity in the construction industry is expected to continue to increase somewhat. Demand from the mining industry is expected to remain strong.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2004, the Group had revenues of approximately BSEK 49, with 98% of revenues outside Sweden. The Group has more than 25 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, industrial tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC Equipment Rental, and CP. More information can be found on atlascopco.com.